UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13 a -16 OR 15 d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Explanatory note

Annual General Meeting

On March 31, 2025, Deutsche Bank AG (“Deutsche Bank”) published documents relating to its Annual General Meeting of Shareholders, scheduled to take place on Thursday, May 22, 2025, including a Media Release, Agenda and certain additional information, which are set forth as Exhibits 99.1, 99.2 and 99.3 hereto.

As described in Item 2 of the Agenda, the Management Board and Supervisory Board of Deutsche Bank AG are proposing to the General Meeting that a dividend for the 2024 financial year of € 0.68 per share be paid to holders of the Ordinary Shares of Deutsche Bank AG (Frankfurt Stock Exchange symbol “DBK”; ISIN DE 0005140008; New York Stock Exchange Ticker Symbol “DB”; CUSIP D18190898). If such proposal is approved at the General Meeting, the dividend record date for shares trading in Germany will be May 26, 2025 and the dividend record date for shares trading in the United States will be May 23, 2025. Payment date of the dividend in both markets will be the third German business day following the Annual General Meeting, i.e. on May 27, 2025. With respect to shares traded in the United States, the dividend will be converted into U.S. dollars at the applicable exchange rate on May 27, 2025 and be paid less applicable taxes. Shares traded on the New York Stock Exchange will trade “ex dividend” on the date following the date of approval (i.e., on May 23, 2025).

Additional information about Deutsche Bank’s Annual General Meeting can be found at https://agm.db.com.

Key updates communicated during 1Q 2025

On March 31, 2025, Deutsche Bank also published the attached Exhibit 99.4, which describes key updates communicated during 1Q 2025.

Deutsche Bank generally publishes its financial results prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, including application of portfolio fair value hedge accounting for non-maturing deposits and fixed rate mortgages with pre-payment options (“EU IFRS”, using the “EU carve-out”). Fair value hedge accounting under the EU carve-out is employed to minimize the accounting exposure to both positive and negative moves in interest rates in each tenor bucket thereby reducing the volatility of reported revenue from Treasury activities. In addition, Deutsche Bank’s financial targets and capital objectives are based on its financial results prepared in accordance with EU IFRS. Exhibit 99.4 hereto presents financial information using EU IFRS.

For U.S. reporting purposes, Deutsche Bank also prepare versions of certain of its financial reports in accordance with IFRS as issued by the International Accounting Standards Board (IASB), which does not permit use of the EU carve-out (“IASB IFRS”), but which is otherwise the same as EU IFRS. For example, Deutsche Bank’s 2024 Annual Report on Form 20-F has been prepared using IASB IFRS, and the impact of the EU carve-out is described in Note 1, “Material accounting policies and critical accounting estimates – Basis of accounting – EU carve-out” to the consolidated financial statements contained therein.

This Report on Form 6-K and the Exhibit 99.4 hereto are hereby incorporated by reference into Registration Statement No. 333-278331 of Deutsche Bank AG. Exhibits 99.1, 99.2 and 99.3 are not incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

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Exhibits

  Exhibit 99.1: Media Release, dated March 31, 2025, regarding the Annual General Meeting of Deutsche Bank AG.

 Exhibit 99.2: English Translation of Agenda for Annual General Meeting of Deutsche Bank AG.

 Exhibit 99.3: Information on Agenda Item 1 and Shareholders’ Rights.

Exhibit 99.4: Key updates communicated during 1Q 2025, March 31, 2025 (EU IFRS).

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about Deutsche Bank’s beliefs and expectations. Any statement in this report that states Deutsche Bank’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and Deutsche Bank undertakes no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which Deutsche Bank derives a substantial portion of its trading revenues, potential defaults of borrowers or trading counterparties, the implementation of its strategic initiatives, the reliability of its risk management policies, procedures and methods, and other risks referenced in its filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in Deutsche Bank’s 2024 Annual Report on Form 20-F filed with the SEC on March 13, 2025, under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

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Use of Non-GAAP Financial Measures

This document and other documents Deutsche Bank has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of its historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in its financial statements. Examples of its non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Profit (loss) before tax before nonoperating costs, Profit (loss) before tax excluding specific litigation items	Profit (loss) before tax

Profit (loss) attributable to Deutsche Bank shareholders for the segments, Profit (loss) attributable to Deutsche Bank shareholders and additional equity components for the segments, Profit (loss) excluding specific litigation items, Profit (loss) attributable to Deutsche Bank shareholders excluding specific litigation items

Profit (loss)
Revenues excluding specific items, Revenues on a currency-adjusted basis	Net revenues
Adjusted costs, Costs on a currency-adjusted basis, Nonoperating costs, Specific litigation items	Noninterest expenses
Cost/income ratio excluding specific litigation items	Cost/income ratio based on noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)

Post-tax return on average shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon), Post-tax return on average tangible shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon), Post-tax return on average shareholders’ equity excluding specific litigation items, Post-tax return on average tangible shareholders’ equity excluding specific litigation items

Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to the sections “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of Deutsche Bank’s non-SEC Annual Report 2024 and 2024 SEC Annual Report on Form 20-F.

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When used with respect to future periods, non-GAAP financial measures used by Deutsche Bank are also forward-looking statements. Deutsche Bank cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: March 31, 2025

By:	_/s/ Andrea Schriber____________
Name:	Andrea Schriber
Title:	Managing Director

By:	_/s/ Joseph C. Kopec____________
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel

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